SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2015:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			35,018,530		0.2228	0.2228

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	01	203,185	0.00000	0.00
			Total Conversion ADRs (Out)		203,185		0.00

Shares	Common	Direct with the Company	Exerc Options	02	75,325	9.35960	705,011.87
Shares	Common	Direct with the Company	Exerc Options	02	58,050	7.47200	433,749.60
Shares	Common	Direct with the Company	Exerc Options	02	58,050	7.47200	433,749.60
Shares	Common	Direct with the Company	Exerc Options	04	55,025	2.26284	124,512.77
Shares	Common	Direct with the Company	Exerc Options	04	42,325	6.95880	294,531.21
Shares	Common	Direct with the Company	Exerc Options	04	31,055	13.87400	430,857.07
Shares	Common	Direct with the Company	Exerc Options	25	67,200	4.14096	278,272.51
Shares	Common	Direct with the Company	Exerc Options	28	28,120	4.14096	116,443.80
Shares	Common	Direct with the Company	Exerc Options	28	40,890	4.14096	169,323.85
Shares	Common	Direct with the Company	Exerc Options	29	4,375	6.95880	30,444.75
Shares	Common	Direct with the Company	Exerc Options	29	3,345	11.71000	39,169.95
Shares	Common	Direct with the Company	Exerc Options	29	49,825	4.14096	206,323.33
Shares	Common	Direct with the Company	Exerc Options	30	72,050	4.14096	298,356.17
Shares	Common	Direct with the Company	Exerc Options	30	13,505	4.14096	55,923.66
Shares	Common	Direct with the Company	Exerc Options	30	49,327	4.14096	204,261.13
			Total Sell		648,467		3,820,931.27

Shares	Common	Direct with the Company	Plan of Shares Acquisition	02	58,050	19.14	1,111,077.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	02	58,050	19.14	1,111,077.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	6,273	19.85	124,519.05
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	36,544	19.85	725,398.40
Shares	Common	ICAP Corretora	Market Acquisition	10	14,500	18.97	275,065.00
Shares	Common	ICAP Corretora	Market Acquisition	10	5,400	18.98	102,492.00
Shares	Common	ICAP Corretora	Market Acquisition	10	42,200	18.99	801,378.00
Shares	Common	ICAP Corretora	Market Acquisition	10	95,800	19.00	1,820,200.00
Shares	Common	ICAP Corretora	Market Acquisition	10	24,000	19.17	460,080.00
Shares	Common	ICAP Corretora	Market Acquisition	10	250,000	19.29	4,822,500.00
Shares	Common	ICAP Corretora	Market Acquisition	10	100,000	19.38	1,938,000.00
Shares	Common	Fator Corretora	Market Acquisition	10	24,000	18.87	452,880.00
Shares	Common	Fator Corretora	Market Acquisition	10	46,200	18.94	875,028.00
Shares	Common	Fator Corretora	Market Acquisition	10	50,000	18.97	948,500.00
Shares	Common	Fator Corretora	Market Acquisition	10	50,000	19.00	950,000.00
Shares	Common	Fator Corretora	Market Acquisition	10	10,000	19.01	190,100.00
Shares	Common	Fator Corretora	Market Acquisition	10	12,900	19.02	245,358.00
Shares	Common	Fator Corretora	Market Acquisition	10	7,100	19.03	135,113.00
Shares	Common	Fator Corretora	Market Acquisition	10	50,000	19.05	952,500.00
Shares	Common	Fator Corretora	Market Acquisition	10	500,000	19.17	9,585,000.00
Shares	Common	Fator Corretora	Market Acquisition	10	249,800	19.32	4,826,136.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	11	11,804	18.86	222,623.44
Shares	Common	ICAP Corretora	Market Acquisition	14	500,000	18.85	9,425,000.00
Shares	Common	Fator Corretora	Market Acquisition	14	3,500	18.79	65,765.00
Shares	Common	Fator Corretora	Market Acquisition	14	136,500	18.80	2,566,200.00
Shares	Common	Fator Corretora	Market Acquisition	14	75,000	18.81	1,410,750.00
Shares	Common	Fator Corretora	Market Acquisition	14	22,000	18.82	414,040.00
Shares	Common	Fator Corretora	Market Acquisition	14	245,900	18.83	4,630,297.00
Shares	Common	Fator Corretora	Market Acquisition	14	1,700	18.88	32,096.00
Shares	Common	Fator Corretora	Market Acquisition	14	16,700	18.89	315,463.00
Shares	Common	Fator Corretora	Market Acquisition	14	501,200	18.90	9,472,680.00
Shares	Common	Fator Corretora	Market Acquisition	14	4,700	18.91	88,877.00
Shares	Common	Fator Corretora	Market Acquisition	14	8,500	18.92	160,820.00
Shares	Common	Fator Corretora	Market Acquisition	14	10,700	18.93	202,551.00
Shares	Common	Fator Corretora	Market Acquisition	14	26,300	18.94	498,122.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	25	14,419	19.30	278,286.70
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	6,040	19.28	116,451.20
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	8,941	19.28	172,382.48
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	50,775	19.28	978,942.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	29	3,596	19.36	69,618.56
Shares	Common	Direct with the Company	Plan of Shares Acquisition	29	10,856	19.36	210,172.16
Shares	Common	Direct with the Company	Plan of Shares Acquisition	30	15,364	19.42	298,368.88
Shares	Common	Direct with the Company	Plan of Shares Acquisition	30	13,505	19.42	262,267.10
			Total Buy		3,378,817		64,344,174.97

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			37,545,695		0.2389	0.2389

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2015:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price (USD)	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	01	203,185	0.00000	0.00
			Total Conversion ADRs (In)		203,185		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	02	8,512	5.39000	45,880.50
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	30	20,798	4.90000	101,912.35
			Total Buy		29,310		147,792.85

ADR (*)	Common	Direct with the Company	Exerc Options	02	27,375	1.67600	45,880.50
ADR (*)	Common	Direct with the Company	Share-based Payment	04	142,660	5.28000	753,461.36
ADR (*)	Common	Direct with the Company	Exerc Options	30	22,225	2.86280	63,625.73
ADR (*)	Common	Direct with the Company	Exerc Options	30	40,235	2.53293	101,912.35
			Total Sell		232,495		964,879.94

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer